UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36077 / April 6, 2026

In the Matter of:

Silver Point Specialty Lending Fund,
Silver Point Specialty Credit Fund Management, LLC,
Silver Point Private Credit Fund,
Silver Point Private Credit Fund Management, LLC,
Silver Point Capital, L.P.,
Silver Point Specialty Credit Fund II Management, LLC,
Silver Point Specialty Credit Silver Star Fund Management, LLC,
Silver Point Loan Funding Management, LL,
Silver Point Distressed Opportunities Management, LLC,
Silver Point Distressed Opportunity Institutional Partners II Management, LLC,
Silver Point Specialty Credit Fund III Management, LLC,
Silver Point SCF (U) III Management, LLC,
Silver Point Tactical Credit Opportunities Management, LLC,
Silver Point Tactical Credit Opportunities Management II, LLC,
Silver Point Select C Management LLC,
Silver Point Select Overflow Management, LLC,
Silver Point Select C CLO Manager, LLC,
Silver Point Silver Point CLO Equity Fund II, Manager, LLC,
Silver Point CLO Equity Fund II Management, LLC,
Silver Point CLO Management, LLC, Silver Point RR Manager, L.P.,
and certain of their affiliated entities as described in Exhibit A to the application.

Two Greenwich Plaza, Suite 1
Greenwich Connecticut 06830

812-15871

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Silver Point Specialty Lending Fund, <u>et al</u>. filed an application on July 31, 2025, and an
amendment to the application on February 18, 2026, requesting an order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of
the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the

"Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On March 9, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36010). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Silver Point Specialty Lending Fund, et al. (File No. 812-15871) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.